DOCKET NO. EC97-7-000


                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners: James J. Hoecker, Chairman;
                      Vicky A. Bailey, William L. Massey,
                      and Donald F. Santa, Jr.


Atlantic City Electric Company        )        Docket No. EC97-7-000
Delmarva Power & Light Company        )


                             ORDER APPROVING MERGER

                             (Issued July 30, 1997)

I. Introduction

     On November 27, 1996, as supplemented on March 4, 1997, Atlantic City Electric Company (Atlantic City Electric) and Delmarva Power & Light Company (Delmarva) (jointly, Applicants) filed a joint application pursuant to section 203 of the Federal Power Act (FPA), 16 U.S.C. ss. 824b (1994), seeking authorization to consolidate their jurisdictional facilities through a merger. The merger is described as a merger of equals whereby both parties would retain their corporate existence as wholly-owned operating utility subsidiaries of a newly formed registered holding company, named Conectiv, under the Public Utility Holding Company Act of 1935, 15 U.S.C. ss. 79, et seq. (PUHCA). The projected closing date of the merger is December 31, 1997. We will approve the merger, as proposed, without a hearing.

II. Background

     A. Description of Applicants

     Atlantic City Electric is incorporated in New Jersey and provides retail electric service throughout the southern one-third of the state. It has 473,000 retail customers, and provides interconnection service to the City of Vineland, New Jersey. Atlantic City Electric's annual peak load in 1995 was 2,042 MW. It owns 1,679 MW of generation and contracts for another 670 MW, which represents
4.2 percent of the generating capability of the Pennsylvania-New Jersey-Maryland Interconnection Association (PJM), of which both Atlantic City Electric and Delmarva are members.1 It also owns approximately 963 miles of transmission line facilities in New Jersey. Atlantic City Electric is a wholly-owned subsidiary of Atlantic Energy, Inc. (Atlantic Energy), an exempt holding company under PUHCA, whose stock is publicly held. Atlantic City Electric is subject to retail rate regulation by the New Jersey Board of Public Utilities.2

--------

1 Other PJM members include: Public Service Electric & Gas Company, PECO Energy Company, Pennsylvania Power & Light Company, Jersey Central Power & Light Company, Metropolitan Edison Company, Pennsylvania Electric Company, Baltimore Gas & Electric Company, and Potomac Electric Power Company.

2    Application at 2-3, 29.


     Delmarva, incorporated in Delaware and Virginia, serves wholesale and retail electric loads in Delaware, Maryland and Virginia. Delmarva also provides natural gas sales and transportation service to approximately 100,000 natural gas customers located in New Castle County, Delaware. Delmarva has 437,000 retail electric customers, 10 wholesale customers, and provides interconnection service to two customers.3 Delmarva's annual peak load in 1995 was 2,364 MW. It owns 2,700 MW of generation and contracts for another 105 MW, which represents 5 percent of the generation of PJM. It also owns approximately 1,508 miles of transmission line facilities on the Delmarva Peninsula. Delmarva is subject to retail regulation by the Public Service Commissions of Delaware and Maryland, and the State Corporation Commission of Virginia.4

--------

3 Delmarva's wholesale customers are: Old Dominion Electric Cooperative, Inc., the City of Berlin, Maryland, and the Delaware cities or towns of Clayton, Lewes, Middletown, Milford, Newark, New Castle, Seaford, and Smyrna. Delmarva's two interconnection customers are the City of Dover, Delaware and the Town of Easton, Maryland.

4    Application at 3-4, 29.


     The electric systems of Delmarva and Atlantic City Electric are not interconnected except to the extent that they both are interconnected to 500 kV transmission lines that are operated by PJM.

     B. Description of the Proposed Merger

     Pursuant to the Agreement and Plan of Merger (Merger Agreement) dated August 9, 1996, as amended and restated as of December 26, 1996, the merger will be achieved among four corporations: the two Applicants, Conectiv, and a new corporation, DS Sub, Inc. (DS Sub).5 At the closing, Atlantic Energy will merge into Conectiv, and DS Sub will merge into Delmarva. Applicants' preferred stock will be unchanged and will remain outstanding after the merger. After the merger, the shareholders of Atlantic Energy and Delmarva will become the common stock shareholders of Conectiv with ownership shares of approximately 40 percent and 60 percent, respectively, and Conectiv will become the shareholder of Atlantic City Electric and Delmarva. The merger will not affect any long-term or short-term debt securities of the Applicants or their affiliates.6

----------

5 DS Sub's sole purpose is to effect the merger and it will not survive the merger.

6 For accounting purposes, the merger will be treated as an acquisition of Atlantic Energy by Delmarva.

     According to the application, the registered holding company resulting from the merger, Conectiv, will have five subsidiaries.7 Delmarva and Atlantic City Electric will be separate, first-tier operating subsidiaries and will maintain their individual corporate existence. The two non-utility subsidiaries of Atlantic Energy will also be first-tier subsidiaries,8 and a Service Company will be created as the fifth subsidiary.9

--------

7 Although the application filed with us states that the holding company will have four subsidiaries, a more recent application filed with the Maryland Commission indicates five subsidiaries.

8 Applicants indicate that Delmarva's non-utility subsidiaries would remain subsidiaries of Delmarva initially. However, at some point, all non-utility subsidiaries may be consolidated under a first-tier subsidiary of the registered holding company.

9 The Service Company will provide management, accounting, financial, legal and other support services to the Applicants, the holding company, and the non-utility subsidiaries.


     Applicants stated in their original filing that if a PJM- wide transmission tariff became effective prior to the merger closing, the Applicants would use that tariff for transmission services.10 On December 31, 1996, PJM filed an open access transmission tariff, which the Commission accepted for filing, suspended nominally, and made effective March 1, 1997, subject to refund and the issuance of further orders.11

--------

10 Applicants submitted as an exhibit to their merger application a joint open access transmission tariff that would have been applicable to their systems as of the merger closing date if a PJM tariff were not then effective.

11   MidContinent Area Power Pool, et al., 78 FERCP. 61,203 (1997).


     C. Procedural Background

     Applicants originally filed their application on November 27, 1996. On December 18, 1996, the Commission issued its Merger Policy Statement.12 Accordingly, by letter order dated January 15, 1997, our staff requested that Applicants revise their competition analysis using the competitive screen analysis described in Appendix A of the Merger Policy Statement. On March 4, 1997, Applicants made a supplemental filing in response to this request. Applicants have also filed supplements to their Exhibit G consisting of copies of filings related to the merger made to the States of Delaware, New Jersey, Maryland, Virginia and Pennsylvania.

--------

12   Inquiry  Concerning the Commission's  Merger Policy under the Federal Power
     Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs. P. 31,044 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33341, 79 FERC P. 61,321 (1997) (Merger Policy Statement).


III.  Notice of Filing and Responses

     Notice of Applicants' original filing was published in the Federal Register, 61 Fed. Reg. 65,379 (1996), with comments, protests, and motions to intervene due on or before December 26, 1996. Notice of Applicants' supplemental filing was published in the Federal Register, 62 Fed. Reg. 12,634 (1997), with comments, protests, and motions to intervene due on or before May 5, 1997.

     The Maryland Public Service Commission (Maryland Commission), the Delaware Public Service Commission (Delaware Commission), and the New Jersey Board of Public Utilities (New Jersey Commission) filed notices of intervention.13

--------

13 The New Jersey Commission actually filed a motion to intervene believing that it missed the original deadline for state commission notices. As all interventions on or before May 5, 1997 are timely, its intervention will be considered as a timely notice of intervention.

     Public Service Electric and Gas Company (PSE&G), Electric Clearinghouse, Inc. (ECI), Eastern Power Distribution, Inc. and Eastern Energy Marketing, Inc. (Eastern), U.S. Generating Company (USGen), PECO Energy Company (PECO), South Jersey Gas Company (South Jersey), Delaware Office of the Public Advocate (Delaware Advocate), New Jersey Division of the Ratepayer Advocate (New Jersey Advocate), and the City of Wilmington, Delaware (Wilmington) filed motions to intervene raising no substantive issues.

     The Maryland Energy Administration and the Power Plant Research Program of the Maryland Department of Natural Resources (Maryland Energy Agencies) filed a joint motion to intervene. Maryland Energy Agencies state that they are concerned with the implications of the continuing concentration of ownership or control of generation assets in the PJM region, and urged the Commission to apply the Merger Policy Statement to the merger. The PJM Industrial Customer Coalition (PJM Industrials) filed a motion to intervene. PJM Industrials state that the merger will affect the development of a competitive market for electricity in the PJM control area, and that during periods of transmission congestion, the merged companies will likely be able to influence the price of electricity in the eastern portion of the PJM control area.

     Commonwealth Chesapeake Corporation (Commonwealth Chesapeake) filed a motion to intervene and protest, stating that there are transmission constraints that may affect generation dominance on the Delmarva Peninsula, and urging the Commission to adequately mitigate any increase in anticompetitive effects. Duke/Louis Dreyfus L.L.C. (Duke/Louis) filed a motion to intervene and provisional protest and also filed a supplemental protest. Duke/Louis states that it is an energy marketer, and that it is the exclusive agent for the City of Dover, Delaware (Dover), responsible for managing Dover's generating resources, arranging bulk power purchases and sales, procuring necessary transmission services, and ensuring Delmarva's performance under the Delmarva-Dover Interconnection Agreement. Duke/Louis asserts that it is not clear that Applicants' hold-harmless undertaking will protect Dover from merger-related harm. Duke/Louis also expresses a concern about transmission constraints for the Delmarva Peninsula and the eastern PJM interface, and urges the Commission to determine whether to impose mitigation measures to ensure that the merged company will not be able to exercise market power during constrained periods.

     Easton Utilities Commission (Easton) filed a motion to intervene and protest and also filed a protest of Applicants' supplemental filing. Easton states that there may be substantial concentration in eastern PJM as a result of the merger for non-firm energy and intermediate peaking capacity, and that eastern PJM is a relevant market even though the constraints on the eastern interface occur for relatively short periods. Easton also contends that the Supporting Company Group's (which includes Applicants) congestion proposal in the PJM open access transmission tariff discriminates against network transmission customers whose resources are located on the load side of the customer's PJM interconnection. Easton further asserts that Applicants' hold harmless commitment is vague, should not be treated as a supplement to existing rate schedules, and its justness and reasonableness must be decided before approving the merger.

     The Mayor and Council of Berlin, Maryland (Berlin) filed a motion to intervene and also filed a protest of Applicants' supplemental filing. Berlin supports Easton's contention that the Supporting Company Group's congestion proposal in the PJM open access transmission tariff discriminates against transmission dependent utilities with "behind the meter" generation. Berlin also argues that the Applicants' hold harmless commitment is vague and suffers other infirmities.

     Maryland People's Counsel (MPC) filed a motion to intervene, protest and request for hearing, and also filed a supplemental protest and request for hearing. MPC asserts that there exists a material issue of fact concerning the effects of the merger on competition, and also states concerns about proposed merger's impact on operating costs and rate levels. MPC believes that the relevant geographic market is narrower than used by Applicants' witness. MPC filed a letter on July 23, 1997, withdrawing its earlier request that the Commission examine the merger's effect on retail competition.

     The City of Vineland, New Jersey (Vineland) filed a motion to intervene, a supplemental motion to intervene, protest, and comments. Vineland states that the transmission constraints that exist into eastern PJM may not be alleviated by Applicants' planned upgrades, and that Applicants should be required to commit to upgrade or expand transmission facilities as needed to fully alleviate constraints. Vineland also asserts that Applicants have not adequately considered the effects of the merger on TDUs such as Vineland. Vineland calls Applicants' hold harmless commitment inadequate, and states that Applicants should commit not to use constrained transmission paths for off-system trades when other transmission service requests are pending. Vineland also states that the merger proceeding should be held in abeyance pending determination of discrimination issues in the PJM open access transmission tariff proceeding.

     Old Dominion Electric Cooperative, Inc. (Old Dominion) filed a motion to intervene, protest, and request for evidentiary hearing, and also filed a protest to Applicants' supplemental filing. Old Dominion states that Applicants' hold harmless provision is inadequate and was not negotiated with customers, and contends that the most reasonable ratepayer protection mechanism would be an open season where wholesale customers could switch suppliers. Old Dominion also expresses concern about competitive implications in the eastern PJM market due to transmission constraints over the eastern interface, and questions whether Applicants' proposed upgrade to the Red Lion substation will provide much mitigation.

     The Delaware Municipal Electric Corporation, Inc. (Delaware Municipal) filed a motion to intervene and protest, and also filed a supplemental motion to intervene, protest, and request for rejection of the merger application. Delaware Municipal states that Applicants' competitive screen analysis is deficient and does not satisfy the Merger Policy Statement in that it fails to analyze all relevant products, relevant markets, and generating capacity. Delaware Municipal also states that there are inconsistencies between what Applicants have stated in their Application regarding transmission constraints and what was stated in other proceedings. Delaware Municipal challenges Applicants' assumptions that all wholesale customers are reachable through open access transmission tariffs and about the amount of access to New York Power Pool suppliers, and questions Applicants' calculation of interface transfer capability. Delaware Municipal asks that the Commission evaluate issues related to retail competition. Delaware Municipal further contends that Applicants have overstated merger benefits and that Applicants' ratepayer protection commitment is inadequate.

     On May 22, 1997, the Electricity Consumers Resource Council (ELCON), the American Iron and Steel Institute (AISI), and the Delaware Energy Users Group (Delaware Users) filed a late motion to intervene and comments, urging the Commission to consider the effects of the merger on retail competition.

     On January 10, 1997, Applicants filed an answer to the motions to intervene and other relief, and on May 20, 1997, Applicants filed an answer to motions to reject and for other relief. Applicants also filed: answers opposing Vineland's request for additional time to file a protest and its supplemental motion for intervention; a letter stating that they did not oppose Berlin's motion to intervene; and an answer opposing the late motion to intervene of ELCON, AISI, and Delaware Users.

IV. Discussion

     A. Procedural Matters

     Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss. 385.214 (1996), the notices of intervention of the Maryland Commission, Delaware Commission, and New Jersey Commission, and the timely, unopposed motions to intervene of PSE&G, ECI, Eastern, USGen, PECO, South Jersey, Delaware Advocate, New Jersey Advocate, Wilmington, Maryland Energy Agencies, PJM Industrials, Commonwealth Chesapeake, Duke/Louis, Dover, Easton, Berlin, MPC, Vineland, Old Dominion, and Delaware Municipal serve to make them parties to the instant proceeding.14 We will grant the late motion to intervene of ELCON, AISI, and Delaware Users.

--------

14 Because a second notice of the filing was published after Applicants' supplemental filing, all comments, protests, and motions to intervene filed on or before May 5, 1997 are timely.


     B.   Standard of Review Under Section 203 and the Merger Policy Statement

     Section 203(a) of the FPA provides, in relevant part, as follows:

     No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so.

16 U.S.C. ss. 824b(a) (1994). The Commission must approve a proposed merger if it finds that the merger "will be consistent with the public interest." Id.

     The Commission updated and clarified its procedures for reviewing public utility mergers in light of the changes in the electric power industry by issuing the Merger Policy Statement, in which the Commission determined to focus its review on three issues: (1) the effect of the merger on competition; (2) the effect of the merger on rates; and (3) the effect of the merger on regulation. In this case, the Commission will apply this three-factor test.

     C. Effect of the Merger on Competition

     At the outset, we find that the merger does not raise concerns regarding transmission market power. Both Applicants are members of PJM and will provide transmission service pursuant to the PJM-wide open access transmission tariff filed in compliance with Order No. 888.15 Accordingly, Applicants will not be able to exercise market power with respect to transmission.

--------

15 Promoting Wholesale Competition Through Open Access Nondiscriminatory Transmission Services by Public Utilities and Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Order No. 888, 61 Fed. Reg. 21,540 (May 10, 1996), FERC Stats. & Regs. P. 31,036 (1996), order on reh'g, Order No. 888-A, 62 Fed. Reg. 12,274 (March 14, 1997), FERC Stats. & Regs. P. 31,048 (1997), reh'g pending.


     In addition, the proposed merger raises no vertical competitive concerns. Atlantic City Electric provides no gas distribution services. Delmarva has a small gas division that provides local gas distribution service in New Castle County, Delaware. However, Delmarva's gas distribution subsidiary provides no gas service to Atlantic City Electric's gas-fired generators. Consequently, any incentives and ability of Delmarva pre-merger to disadvantage gas-fired electric generators located within its gas distribution area do not change as a result of the merger.

     We decline Delaware Municipal's, Elcon's, AISI's and Delaware Users' suggestion that we consider issues related to retail competition. We stated in the Merger Policy Statement that we would consider a merger's effects on retail markets if a state commission asks us to because it lacks adequate authority under state law.16 Here, no state commission has requested that we examine the merger's effect on retail competition, and we have no reason to believe that the state commissions will not consider this issue to the extent they believe it is necessary.

16 Merger Policy Statement, FERC Stats. & Regs. at 30,128. See Baltimore Gas & Electric Company and Potomac Electric Power Company, 79 FERC P. 61,027 at 61,115-116 (1997).

         In light of the above, we focus our attention in this case on generation market power issues relating to wholesale electric power sales.

     1. The Merger Policy Statement's Competition Analysis

     In the Merger Policy Statement, we stated that, in analyzing the effect on competition of a proposed horizontal merger, we would adopt the Department of Justice/Federal Trade Commission Merger Guidelines (Guidelines) as our basic framework.17 The Guidelines set out five steps for a merger analysis: (1) define relevant product and geographic markets likely to be affected by the merger and measure the concentration and the increase in concentration in those markets18;
(2) evaluate whether the extent of concentration and other factors that characterize the markets raise concerns about potential adverse competitive effects; (3) assess whether entry would be timely, likely, and sufficient to deter or counteract any such concern; (4) assess any efficiency gains that applicant cannot reasonably achieve by other means; and (5) assess whether either party to the merger would be likely to fail without the merger, causing its assets to exit the market.19

--------

17   Merger Policy Statement, FERC Stats. & Regs. at 30,117-18.

18 The Guidelines address three ranges of market concentration in merger analysis that provide useful guidance on assessing market concentration (using the Herfindahl-Hirschman Index (HHI)): (1) unconcentrated post-merger market -- if the HHI is below 1000, regardless of the change in HHI, the merger is unlikely to have adverse competitive effects and ordinarily requires no further analysis; (2) moderately concentrated post-merger market -- if the post-merger HHI ranges from 1000 to 1800 and the change in HHI is greater than 100, the merger potentially raises significant competitive concerns; and (3) highly concentrated postmerger market -- if the post-merger HHI exceeds 1800 and the change in the HHI exceeds 50, the merger potentially raises significant competitive concerns; if the change in HHI exceeds 100, it is presumed that the merger is likely to create or enhance market power.

19   Merger Policy Statement, FERC Stats. & Regs. at 30,118.


     The Merger Policy Statement adopted an analytic screen, which focuses primarily on the Guidelines' first step, for applicants to submit as part of their application.20 The analytic screen requires the applicant to: (1) identify the relevant products; (2) identify the customers who may be affected by the merger (also referred to as destination markets)21; (3) identify the potential suppliers who can compete to supply each Identified customer; and (4) analyze market concentration before and after the merger.22 If an adequately supported screen analysis shows that the merger would not significantly increase concentration, and there are no interventions raising genuine issues of material fact that the Commission cannot resolve on the basis of the written record, the Commission will not set the competition issue for hearing.

--------

20   Id. at 30,118-20.

21 A "destination market" can be any potential wholesale customer of the merging parties. If the same suppliers can profitably serve a group of customers, it makes sense to aggregate those customers as a distinct destination market for purposes of analysis. For example, a group of customers who are served under the same transmission tariff and who are not separated by any significant transmission constraint(s) should, in theory, be able to buy power from the same group of potential suppliers. For purposes of analyzing market concentration, it is necessary to establish the relevant "geographic market" associated with each identified destination market. The relevant geographic market is defined by the set of suppliers that can physically and economically supply a relevant product to a particular destination market.

22 Merger Policy Statement at 30,119. Appendix A of the Policy Statement provides a detailed illustrative description of the analytic screen.


     It market concentration as shown in the screen analysis exceeds the Guideline's thresholds, then the application should present further analysis consistent with the Guidelines.23 In the Merger Policy Statement, we stated that we will set for hearing the competitive effects of merger proposals if they fail the above screen analysis, if there are problems concerning the assumptions or data used in the screen analysis, or if there are factors external to the screen which put the screen analysis in doubt. We may also set for hearing applications that have used an alternative analytic method without adequately supporting the results of the analysis.24

--------

23   Id. at 30,120.

24   Id.

     2. Applicants' Competition Analysis

     Applicants submitted a competition analysis with their original application filed on November 27, 1996, and supplemented that analysis on March 4, 1997 with an analysis modeled on the Merger Policy Statement's analytic screen. We evaluate Applicants' analysis in the context of the four-part analysis set forth in Appendix A to the Merger Policy Statement, as discussed above.

     a. Relevant Products

     The Merger Policy Statement stated that in the past, the Commission has analyzed three products, and that they remained reasonable products that merger applicants should recognize, although other product definitions may be acceptable.25 These are long-term capacity, short-term capacity, and non-firm energy.

--------

25   Merger Policy Statement, FERC Stats. & Regs. at 30,130.

     With respect to long-term capacity, Applicants provided an analysis showing that there are no barriers to entry to the long-term capacity market, and that Applicants would be unable to erect and maintain any barriers to entry.26 We agree with Applicants' analysis and find that the merger will not affect competition in the long-term capacity market.

--------

26 Application, Exh. No. ___ (JCD-1) at Appendix B. As stated in the Merger Policy Statement, we believe the appropriate test for entry barriers is whether there are any barriers, not whether there are barriers controlled by the merging companies. Merger Policy Statement, FERC Stats. & Regs. at 30,135. Here, Applicants' evidence supports a finding that, in this case, there are no barriers to entry into the long- term capacity market.


     With respect to short-term capacity, Applicants analyzed uncommitted capacity over the years 1998-2001 and found that neither company would have any uncommitted capacity during this period, and therefore, the merger could not effect competition in these markets.27 We agree with Applicants' appraisal of their capacity situation and find that the merger will not affect competition in the short-term capacity market.

--------

27 Application, Exh. No. ___ (JCD-1) at IV-3; Application, Exh. No. ___ (JCD-4) at 2.


     Applicants have performed a market concentration analysis with respect to non-firm energy. This analysis is discussed below.

     b. Destination Markets

     The Merger Policy Statement's analytic screen sets up a two-step process to determine the size of the geographic market. The first step requires identification of customers potentially affected by the merger, and must include, at a minimum, those directly interconnected to the Applicants, and additional entities should be included if historical transactions data indicates that they have been trading partners with the merging parties.28

--------

28   Merger Policy Statement, FERC Stats. & Regs. at 30,130.


     Applicants identify local transmission dependent utilities (TDUs), PECO Energy, General Public Utilities (GPU), Baltimore Gas & Electric Company (BG&E), and Public Service Electric and Gas (PSE&G) as customers affected by the proposed merger. This was based upon an analysis of direct interconnections and historical sales.29 Additionally, Applicants claim that the inclusion of BG&E as a separate destination market reflects competitive alternatives available to other PJM utilities (i.e., Potomac Electric Power Company (PEPCO) and Pennsylvania Power & Light Company (PP&L)) located west of the eastern PJM interface. Applicants therefore conclude that all prospective customers that are located within PJM should be included in the relevant market. We believe that it is reasonable to include as destination markets all potential customers located in PJM as those who are potentially affected by the proposed merger.

--------

29   Application, Exh. No. ___ (JCD-4) at 3 & n.3.

     Although the merging  companies have transacted with Allegheny Power System
(APS), Consolidated Edison Company of New York, Inc. (Con Ed), and Northeast Utilities (NU) during the 1994-95 period examined, Applicants assert that the proposed merger will have no adverse effect on these utilities and exclude them from their analysis.30 In addition, sales from the merging entities to APS, Con Ed and NU were very small, relative to sales to other potentially affected customers. We agree with Applicants' reasoning that APS, Con Ed and NU do not merit inclusion as relevant destination markets.

--------

30 Applicants state that APS does not merit inclusion in the relevant geographic market because it has a large number of potential suppliers, its variable production costs are lower than the merging companies' and it is on the opposite side of the prevailing flow across PJM (i.e., west to east). Applicants argue that Con Ed is connected with other members of the New York Power Pool and with PJM through the PJM extra-high voltage system. In addition, the transfer capability of the tie line between eastern PJM and NYPP is limited. Finally, transfer capability on the transmission paths from the merging companies to NU is limited relative to the amount of economic capacity that is interconnected with these transmission facilities. As a result, Applicants conclude that the merging companies could not adversely affect the competitiveness of the NU market. Application, Exh. No. ___ (JCD-4) at 5.

     Delaware Municipal contends that the Applicants should have included PSE&G, Long Island Lighting Company (LILCO), and New York State Electric & Gas Company (NYSEG) as destination markets. We find these concerns unwarranted. First, PSE&G is included in the Applicants' analysis. With respect to LILCO and NYSEG, the Applicants made no sales to LILCO or NYSEG in 1994, 1995, and 1996. Applicants' decision not to include LILCO and NYSEG as destination markets is reasonable and consistent with the Merger Policy Statement.31

--------

31   Merger Policy Statement, FERC Stats. & Regs. at 30,130.

     While Applicants' primary position is that the PJM system is largely unconstrained, they recognize that there are constraints on the PJM transmission system that limit power flows into eastern PJM under certain conditions for very limited periods throughout the year.32 In these circums tances, according to Applicants, the eastern PJM subregion becomes a distinct geographic market.33 Therefore, Applicants perform a separate concentration analysis for eastern PJM. This analysis will be discussed below.

--------

32 Applicants state that PJM, on average, is forced to dispatch generation out of economic order (i.e., run off-cost generation in eastern PJM) 4.4 percent of the hours in a year to relieve constraints. They assert that, of the f-cost generation dispatched, about one-fourth (or 1 percent of the hours in a year) was due to the constraints on the eastern PJM interface.

     Applicants also indicate that they will alleviate the one existing transmission constraint located on their systems. The constraint occurs at the Keeney substation where power is transferred into Delmarva's system and into eastern PJM from the 500 kV system. The constraint will be alleviated by adding a parallel 500/230 kV step-down transformer in an adjacent substation (the Red Lion substation). Applicants have stated that this transformer was energized on May 16, 1997. Applicants indicate that they have no other significant constraints that affect wholesale or transmission customers under normal operating conditions.

33   Application, Exh. No. ___ (JCD-3) at 10.

     c. Geographic Markets

     Under the Merger Policy Statement's screen analysis, the next step is to identify those suppliers that can compete to serve a given destination market and how much of a competitive presence they are in the market.34 This analysis involves determining the economic capability of a supplier to reach a market by using a delivered price test, which requires that suppliers be included in a market if they can deliver the product to a customer at no greater than 5 percent above the competitive price to that customer. This analysis also involves determining the physical capability of a supplier to reach a market by examining available transmission capacity.

--------

34   Merger Policy Statement, FERC Stats. & Regs. at 30,130.


     i. Delivered Price Test

     Applicants' analysis approached the delivered price test by considering as potential suppliers all generating units in PJM, and 1700 MW from the NYPP.35 Applicants listed all of these units in ascending cost order and refer to this list as the supply curve. The ordering of plants along the supply curve is based on delivered price, which includes the variable cost of each unit plus the cost of transmission, ancillary services and losses.

--------

35 Due to transfer limitations between the NYPP and PJM, only 1700 MW of capacity from the NYPP is included in the analysis. Applicants state that they did not consider potential suppliers within the East Central Area Reliability Coordinating Agreement (ECAR) area or the Southeastern Electric Reliability Council because these suppliers are not directly interconnected with the eastern PJM market in which the merging companies are likely to have the greatest market presence, and excluding such suppliers would, if anything, cause Applicants' analysis to overstate their market shares. Application, Exh. No. ___ (JCD-4) at 13 n.17.

     (a) Generation and Transmission Costs

     We find that Applicants' list of potential supplying plants and their delivered prices is generally reasonable, with several exceptions discussed below. Delaware Municipal argues, however, that the transfer capability from the NYPP to PJM is only 650 MW as opposed to the 1700 MW assumed by Applicants, which would reduce the amount of capacity available from New York. We disagree. A recent operating study published by several of the regional reliability councils states that the total simultaneous transfer capability from NYPP to PJM is in fact greater than what Applicants assumed.36

--------

36 The study was published by the Mid Atlantic Area Council, the ECAR, and the Northeast Power Coordinating Council. It found a simultaneous transfer capability from NYPP to PJM of 2250 MW.


     In determining a potential suppliers' generating costs for purposes of a merger screen analysis, the Merger Policy Statement allows consideration of various measures of costs, including FERC Form No. 1 data, as long as such cost data are verifiable and supported with reasoned analysis. Applicants used operation and maintenance (O&M) expenses from FERC Form No. 1 for PJM and NYPP generating plants.37 They assigned O&M expenses to either fixed or variable costs and then divided the variable component by the annual energy output of each plant. Applicants state that in cases where variable O&M expenses were extraordinarily high, extraordinarily low, or simply not reported, they used the average variable O&M expenses for that type of plant and fuel.38 We believe Applicants' approach to developing generation costs is reasonable. Although Delaware Municipal challenges the use of average annual variable generation costs rather than marginal energy costs, we believe use of costs taken from FERC Form No. 1 is reasonable and consistent with the Merger Policy Statement.

--------

37 PJM imports energy from NYPP plants. As such, Applicants calculate their generation costs.

38 Applicants do not state the basis upon which they considered costs "extraordinarily" high or low.

     Another   component  of  determining  the  delivered  price  for  potential suppliers is determining transmission costs. Applicants calculated a rate for network integration service and ancillary services for each destination market (e.g., TDUs, PECO, PSE&G and BGE) based on the July 1996 draft PJM transmission tariff filed by the PJM Supporting Companies and tariffs filed by the individual companies.39 They also include rates for sales from utilities in NYPP to PJM. Although Applicants' approach to transmission costs for suppliers in PJM is acceptable, their assumptions about transmission costs for NYPP suppliers is not well supported. For example, they have not supported their assertion that ancillary services are included in the delivered price of power from the NYPP, nor have they supported their use of .5 cents/kWh as the transmission rate in the NYPP. However, given the relatively small amount of New York capacity included in the study, we find that Applicants' assumptions do not materially affect the outcome of the market concentration analysis.40


--------

39 Rate components were calculated for scheduling, system control and dispatch; reactive supply and voltage control; regulation and frequency response service; operating reserve--spinning; and operating reserve--supplemental. The rates for the first two services are based on the PJM draft tariff and the rates for the last three services are based on an average of eastern PJM individual utility tariffs (excluding PECO, due to their use of a non-conforming methodology). Applicants note that non-firm point to point service under the proposed PJM tariff is provided at no cost to transmission customers. Therefore, it is appropriate to use network integration service transmission costs.

40 Although Applicants did not fully explain how each component of the transmission charge was determined, we note that the level of the transmission charge does not affect the end result of the Applicants' analysis. Under a worst case scenario (from the Applicants' viewpoint) where no economic capacity will be supplied from NYPP (due to extremely high transmission costs), the resulting market concentration does not exceed the threshold of concern under the Merger Policy Statement.



     Delaware Municipal argues that Applicants' approach fails to evaluate the effect of the merger on individual customers or types of customers. Applicants state that because a customer within a transmission zone in PJM pays a single charge for transmission service based on the zone in which it is located, transmission charges do not affect a customer's choice of suppliers. As a result, they conclude that the relative ordering of suppliers based on the delivered price will not change from one PJM customer to another, except to the degree that transmission constraints limit the ability of suppliers to access the market. Therefore, Applicants do not perform a separate analysis for each of the different destination markets identified, but evaluate an eastern PJM market (when the eastern PJM interface is constrained) and an entire PJM market (when the eastern PJM interface is not constrained). We believe that this is a reasonable approach because the effect of the merger on individual TDU customers is adequately addressed in Applicants' analyses.

     Another area of concern with Applicants' delivered price analysis relates to congestion pricing. The transmission tariff submitted by the PJM Supporting Companies contains locational marginal cost congestion pricing, and several intervenors have faulted Applicants' analysis for not addressing this as part of their delivered price analysis.41 We agree that, under a delivered price test where there is congestion pricing, supplies from entities transacting along a congested transmission path would become more expensive relative to supplies from entities transacting along uncongested paths. A congestion charge could conceivably alter the amount of energy that could be delivered at a price lower than 5 percent above the market-clearing price. Simply limiting supplies from all entities on the unconstrained side of the eastern PJM interface -- as Applicants have done -- does not appropriately address the effect of congestion charges in the delivered price of energy from those resources.

--------

41 The currently effective PJM transmission rate is based on a proposal by PECO, which does not assign congestion costs to specific transactions. However, the Commission, 78 FERC at 61,883, has indicated that it expects to implement the Supporting Companies' congestion pricing proposal.


     We are, however, aware that accounting for congestion prices in non-firm energy markets for the purposes of a delivered price test is complex. Given the specific facts of this case, we believe it is reasonable not to pursue the congestion pricing issue further for several reasons. First, there were competing transmission pricing proposals for PJM pending at the time Applicants filed their analysis, and the currently effective tariff allocates congestion costs evenly among all PJM participants and would not affect the delivered price from any one particular supplier. Second, the PJM Supporting Companies' proposal is complex, and until it becomes operational, it would be very difficult to estimate the cost of congestion under that proposal. Third, the amount of time that there are constraints on PJM is small, which means that the effect of congestion pricing on the delivered price analysis would likely not be significant.42 We note, however, that it is possible, in the context of other mergers, that congestion may occur in more hours of the year and at times when there are relatively few alternative economic generating resources. Under such circumstances, congestion may be an important factor in delivered energy prices and should be evaluated.

--------

42   Applicants'  analysis  indicates that generation has historically  been run off-cost in eastern PJM not at times of peak demand but at times of intermediate peak demand. Therefore, regardless of the source of the binding constraint, if Applicants attempted to withhold resources and raise energy prices at intermediate peak times, the relatively larger availability of economic generating resources would likely prevent a "significant and nontransitory" price increase.


     (b) Competitive Market Price

     Our screen analysis requires determining a competitive market price for the purpose of identifying which potential supplies are economic. We recognized in the Merger Policy Statement that competitive market prices may be difficult to determine because the reporting of actual transactions prices (in many electricity markets) is still in the formative stages and electricity markets are not sufficiently mature to exhibit single market clearing prices for various products, and therefore, applicants may use surrogate measures as long as they are supported. Applicants' approach to determining the market price involved identifying fourteen points along its supply curve (in increments of at least 100 MW) where there is a generating plant owned by the merging companies. For example, the first increment of supply examined was based on the minimum PJM demand. Each subsequent point on the curve was established based on the next lowest cost Atlantic City Electric or Delmarva plant or plants that had a total capacity greater than 100 MW. Applicants refer to these points as the market conditions under which to perform a separate delivered price test, and the market price at that condition as 1.05 times the generation cost of their plant at that increment.

     By assuming that only the merging companies' plants will set the market-clearing price, Applicants' approach will result in the greatest change in HHIs and greatest market share for the merging company. However, by examining supply and demand conditions only at the points where Applicants' plants enter the market, Applicants' approach fails to evaluate the merger's effect on post-merger market concentration at other points on the supply curve.


     A better approach would evaluate both the pre-to-post merger changes in the HHIs and the post-merger market concentrations under relevant market demand conditions.43 In this case, Applicants' approach is not a problem because we have considered the pre-to-post merger change in HHIs and post-merger market concentration and find competitive concerns are not raised. The facts of other mergers could, however, result in different conclusions. Accordingly, we encourage future applicants to utilize an approach that appropriately addresses changes in market concentrations under relevant market demand conditions.

--------

43 A delivered price test should be performed for each relevant market demand condition. Although system lambda data may have certain limitations, see Ohio Edison Company, et al., 80 FERC P. 61,039, slip op. at 25, n.63 and accompanying text (1997), changes in system lambda data over a load cycle can provide a good indicator of when-market demand conditions change. System lambda during a distinct demand period can also be used as a proxy for market clearing prices in the relevant market to determine what capacity is economic during that period. We note that system lambda data are available for both PJM and eastern PJM, the relevant markets analyzed by Applicants. In this case, market concentration statistics based on PJM system lambda data can better reflect the effect of the merger.


     ii. Transmission Capability

     The Merger Policy Statement's screen analysis requires a determination of transmission capability to identify any restrictions on physically delivering economic supplies to a market.44 Applicants acknowledge that there are restrictions on the physical deliverability of power within PJM during
"infrequent" periods.45 These constraints occur, among other points, at the eastern PJM interface which divides the eastern subregion of PJM from the central and western zones. When they occur, the constraints limit the amount of power that may be imported to eastern PJM utilities from central and western PJM, and generation in eastern PJM is dispatched "off-cost" and/or energy from the NYPP is imported to meet a limited part of the eastern PJM load.

--------

44   Merger Policy Statement, FERC Stats. & Regs. at 30,132.

45 Application, Exh. No.___ (JCD-3) at 10; Applicants contend that the eastern interface constraints occur about 1 percent of the time and are at intermediate load, rather than peak- load, conditions. Application, Exh. No. ___ (MM-2) at 9-10.


     A significant issue which intervenors and the Applicants have extensively addressed is the amount of transfer capability that exists over the eastern interface at various load levels. It is necessary to know this in order to determine the extent to which suppliers west of the interface are available to markets east of the interface during periods of constraints. Applicants submitted several sets of data to support their analysis of transfer capability. They relied primarily on a calculation using a regression analysis to estimate the transfer capability of the eastern interface at various load levels within PJM. The analysis produced two estimates for each load level - a "best estimate", which represents Applicants' best estimate of transfer capability applying a 1998 load forecast, and a "conservative estimate", which is based on a 95 percent confidence level.46 To corroborate their results, the Applicants included system operator estimates of transfer capability at various load levels. They also included actual hourly metered flows over the eastern interface for 1995.

--------

46   Application,  Exh.  No. ___  (JCD-3)  at 11-15;  Exh.  No.  ___  (JCD-4) at
     Appendix 1.

     We believe for purposes of our preliminary screen analysis that Applicants' estimate of transfer capability across the eastern PJM interface is reasonable. While we have concerns regarding the analysis Applicants used to estimate transfer capability across the eastern PJM interface, we find their results reasonable primarily because the results are corroborated by actual PJM operator data.47 We note that there are a number of approaches to estimating transfer capability. However, we caution future applicants that analyses relying on regression and other estimating techniques should be fully explained. In addition, the results of any such analyses should be corroborated with independent data, to the extent available.

--------

47 Applicants state that transfer capability is a function of a number of interacting factors such as load, available generation, location of generation resources and use of certain capacitor banks. However, Applicants' analysis uses only a single variable--load in eastern PJM--to explain transfer capability on the eastern PJM interface. Therefore, Applicants' assumption that load in eastern PJM adequately explains transfer capability on the eastern PJM interface is questionable. Moreover, Applicants' results do not confirm that there is a meaningful relationship between the single variable of load in eastern PJM and transfer capability on the eastern PJM interface.

     We note one additional point here. Applicants' analysis of transmission capability only examined eastern interface constraints. However, the evidence submitted indicates that there may be other constraints. For example, Applicants stated that eastern PJM generation was run "off-cost" in approximately four percent of annual hours, but indicate that only one percent of this was attributable to eastern interface constraints.48 Several intervenors are concerned that Applicants' analysis ignores the Importance of constraints not occurring on the eastern PJM interface, which could produce a narrower market than eastern PJM and limit TDUs' options for energy purchases.

--------

48 Applicants state that part of the off-cost generation not due to the eastern interface constraint was due to the Keeney constraint, which will be alleviated by the Red Lion substation upgrade, and the rest was due to local constraints not on Applicants' systems. Application, Exh. No. ___ (MM-2) at 9-10.

     Constraints occurring on and off the merging companies' system can potentially affect the dimensions of the relevant geographic market. As such, all constraints merit identification. However, in this case, they do not merit additional investigation. Further analysis of constraints would not alter the Applicants' results. This conclusion is based on the infrequency of the constraints and that they occur in intermediate peak periods.49

--------

49 Duke/Louis and Old Dominion raised concerns that Delmarva's upgrade to the Red Lion substation will not adequately relieve constraints resulting from a more active regional energy market and a restructured PJM. These concerns are unrelated to the merger. If transmission capacity into the Delmarva peninsula becomes constrained in the future, parties are free to seek additional transmission facilities under the provisions of the PJM open access tariff.

     d. Concentration Analysis

     The final step in the Merger Policy Statement's screen analysis is to analyze the effect of the merger on market concentration and competition. This should be done using HHI measures and single firm market share statistics.50 Applicants analyzed concentration for each of the fourteen increments on their supply curve where they assumed their generating plants set the market clearing price. They performed an analysis for economic capacity, available economic capacity, and total capacity.

--------

50       Merger Policy Statement, FERC Stats. & Regs. at 30,133.


     i. Economic Capacity

     Applicants analyzed economic capacity under three scenarios: an eastern PJM market with the "best estimate" of eastern interface transmission capability; an eastern PJM market with a "conservative" (95 percent confidence) estimate of eastern interface capability; and a total PJM market with no eastern interface constraints. The worst case under both the "best estimate" scenario and the total PJM scenario occurs at increment 8, where the merged companies' combined market share is 8.7 percent, the post-merger HHI is 1021, and the HHI increase is 32. The worst case under the "conservative" estimate scenario occurs at increment 5, where the merged companies' combined market share is 15.7 percent, the post-merger HHI is 835, and the HHI increase is 70.51 Applicants assert that neither the HHI measures nor the market share measures, even in the worst case, raise concerns under the DOJ Merger Guidelines.

--------

51       Application, Exh. No. ___ (JCD-4) at Tables 7-9.


     We disagree with two aspects of Applicants' methodology for this analysis, but even after we have made adjustments, we agree with Applicants that the proposed merger raises no competitive concerns. The first aspect concerns the treatment of non-utility generating (NUG) capacity. Applicants treat NUG capacity as separate market shares when computing the HHIs at each load increment. However, absent evidence demonstrating that some or all of the NUG capacity is available to the market, we believe it should be considered controlled by the purchasing utility.52 As discussed below, we performed an analysis with an adjustment adding such committed NUG capacity to the purchaser's other capacity resources in determining market concentration and changes in such concentration. Although the adjustment is not significant enough to change the result of the analysis here, because the assignment of committed NUG capacity can affect market concentration, other merger applicants should account for committed NUG capacity consistent with the above discussion.

--------

52 NUG capacity is generally supplied under long-term contract with the purchasing utility.

     The second aspect concerns the way Applicants calculated concentration when an eastern interface constraint is assumed to occur. In that case, Applicants first calculated market concentration using only the capacity within eastern PJM (i.e., capacity on the other side of the constraint was excluded). The Applicants then reduced the calculated HHI statistic by a percentage equal to the ratio of the transmission transfer limit to the load. We believe that such a calculation distorts the market concentration because it effectively (1) treats all capacity on the other side of the constraint as having the same economic value and (2) ignores the relative size of sellers with economic capacity on the other side of the constraint.

     Using data supplied by the Applicants, we considered the units on the other side of the constraint that would be most economic to serve that portion of the load within eastern PJM up to the point that transmission transfer limitations were reached. From these data, we considered the market concentration and change in such concentration due to the merger. We believe that this approach corrects for the above-described shortcomings of Applicants' method.

     However, incorporating these two adjustments does not change any concentration measure so as to raise concern in either the "best estimate" scenario or the total PJM scenario. In the "conservative" scenario, the adjustments would cause post-merger HHI increases in excess of 100 in moderately concentrated markets for three load increments. Given the context in which this occurs, we do not believe it raises competition problems. The over-100 changes in HHIs occur in only three of fourteen increments examined; they only occur in the scenario which assumes a conservative estimate of eastern interface capacity; they only occur when there is a constraint in PJM, which is infrequent and, in PJM at this time, analysis of all economic capacity is less significant than an analysis of available economic capacity, which as discussed below, shows no competitive concerns.

     ii. Available Economic Capacity

     Applicants'  analysis  of  available  economic  capacity  assumed  that the lowest-cost units are used to serve native load and firm contractual obligations, and that any remaining capacity would be available to make sales to prospective purchasers.53 Applicants compared the amount of each supplier's economic capacity with its firm native load and contractual load obligations at each point on the supply curve where the merging companies had a generating plant. The analysis also included in the suppliers' economic capacity any capacity that had a cost no greater than 5 percent above the cost of the Applicants' generating plant. If a supplier's total economic capacity at this point on the supply curve is greater than its native load and firm contract obligations, the supplier is assumed to have available economic capacity.

--------

53 Applicants performed two available economic capacity analyses: a market concentration analysis, and a comparative revenue/cost analysis. Both purport to show that Applicants do not possess significant amounts of available economic capacity and, consequently, that Applicants do not have market power in the non-firm energy market. We focussed on Applicants' first approach, which follows the Merger Policy Statement preference for an analysis of changes in market concentration (HHI analysis).


     Applicants' concentration analysis for available economic capacity shows that the post-merger HHIs do not exceed the relevant thresholds under the Guidelines. For most load increments analyzed, the Applicants had no available economic capacity, hence there is no post-merger increase in the HHI. For some increments, Delmarva had available economic capacity, but Atlantic City Electric was deficient. Therefore, for these increments, the post-merger HHI change was negative. The highest market share for the merged companies was 3.1 percent.

     However, Applicants did not include any of their owned capacity from western sources in the analysis for any of the constrained increments, and failure to do so biases the results in favor of the Applicants. We believe that Applicants' western capacity should be considered in the analysis up to point where the constraint occurs. However, an adjustment to Applicants' analysis that includes all purchased NUG capacity and capacity owned by the Applicants at each supply increment, regardless of its location in PJM, does not affect the end result: Applicants have virtually no available economic capacity. Hence, the concentration analysis for available economic capacity indicates that Applicants do not possess market power in the non-firm energy market.

     iii. Total Capacity

     Applicants' analysis of total capacity examined a condition at peak load for its "best estimate" scenario and its "conservative" scenario for eastern interface capability. Under the "best estimate" scenario, the post-merger HHI was 1616, the change in HHI was 68, and the merged companies' market share was
11.9 percent. Under the "conservative" scenario, the post-merger HHI was 1669, the change in HHI was 73, and the merged companies' market share was 12.4 percent.

     Similar to our adjustment to Applicants' economic capacity analysis, we adjusted Applicants' total capacity analysis to include committed NUG capacity in the market shares of the purchasing utility. Under both the "best estimate" scenario and the "conservative" scenario, with our adjustments, Applicants' post-merger market concentration does not exceed the thresholds established in the merger guidelines for the total capacity measure.

     3. Summary of Competition Analysis

     While there are some flaws in Applicants' competition screen analysis, we find that the flaws are not significant enough in the context of this merger to warrant further analysis or hearing. We further find that the screen analysis adequately supports the conclusion that the merger would not significantly increase concentration in any relevant market.

     D. Effect of the Merger on Rates

         The Merger Policy Statement explains that the Commission's primary focus regarding the effects of a merger proposal on rates is ratepayer protection. The Merger Policy Statement also describes various commitments which may, in particular cases, be an acceptable means of protecting ratepayers, such as hold harmless provisions, open seasons for wholesale customers, rate freezes, and/or rate reductions.54 Thus, we must evaluate whether Applicants' wholesale requirements and transmission customers are adequately protected from any potential adverse effects of the merger on rates.

--------

54   Merger Policy Statement, FERC Stats. & Regs. at 30,123-24.

     Applicants estimate merger savings of approximately $581 million, which will be off set by approximately $72 million of merger-related costs. In their supplemental filing, Applicants included a Hold Harmless Agreement (Agreement) that is applicable to all of their resale requirements and transmission customers.55 The Agreement codifies the Applicants' commitment that they will not charge any customer merger costs in excess of merger savings. The Agreement provides details regarding: (1) the accounting treatment of merger costs and savings, and customers audit rights; (2) the amortization periods for merger-related costs; and (3) a dispute resolution procedure that the Applicants and their customers can use to resolve disputes over the recovery of merger-related costs.56 The ratepayer protection provided by the Agreement extends for the duration of the individual customer contracts, which expire between the years 2001 and 2004. Applicants maintain that the Agreement, which is a unilateral commitment by each of the Applicants, is intended to satisfy the Commission's requirement that hold harmless provisions be enforceable and administratively manageable."57 Applicants maintain that any net savings that result from the merger would remain to be reflected in the applicable rate change mechanisms and in any Section 205 filing.


--------

55 In response to intervenor claims that certain parties were not covered by the hold harmless provision, the Applicants clarify that the ratepayer protection applies to all the existing customers, including "Vineland, which is the only TDU in Atlantic's transmission service area, and all the TDUs, including both interconnection customers and requirements customers located in Delmarva's transmission service area." Application, Exh. No. ___ (PSG-5) at 4.

56 The Agreement provides that in the event a dispute occurs over the calculation of reasonable merger costs, the burden of proof is on the Applicants, regardless of how the dispute is raised (i.e., under the dispute resolution procedures contained in the Agreement, or in a section 206 filing made by a customer).

57 In their application, the Applicants state that they intend to hold retail customers harmless in the same manner. However, in their filing with the Maryland Commission, the Applicants propose that one-third of the allocated net merger savings be used to reduce Maryland electric rates, effective when the merger closes.


     Although a number of intervenors have challenged the Agreement, we believe that Applicants' proposed ratepayer protection provision is adequate to protect their wholesale and transmission customers from any merger-related cost increases. Moreover, Applicants' proposal leaves open the possibility that merger-related benefits could be passed through to customers in the future. In the Merger Policy Statement, the Commission shifted its focus from attempting to quantify merger-related benefits to insuring that ratepayers are protected from adverse effects of the merger on costs. This was done to avoid disputes over the quantification of merger-related benefits, an issue that has proven contentious in the past.

     While Applicants' approach relies on the quantification of merger benefits, we believe that their approach is "enforceable and administratively manageable," and that it will function to hold customers harmless from merger-related cost increases, even if the expected benefits do not materialize. We note that if a dispute over reasonable merger costs occurs, section 7.1 of the Agreement places the burden of proof in any proceeding (before the Commission or the Arbitrator) on Applicants. Moreover, Applicants are hereby advised that in the event a dispute over merger benefits arises which requires our resolution, the Commission will place a heavy burden on the Applicants to demonstrate that the disputed cost or benefit is a direct result of the merger, and that said benefit is correctly quantified. For these reasons, we will reject Delaware Municipal's and Old Dominion's suggestion that the Commission institute an open season. The hold harmless provision recommended here maintains the status quo with respect to wholesale rates found just and reasonable by this Commission, and is therefore consistent with the public interest.

     E. Effect of the Merger on Regulation

     As explained in the Merger Policy Statement, the Commission's primary concern with the effect on regulation of a proposed merger involves possible changes in the Commission's jurisdiction when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission
(SEC); and where a state does not have authority to act on a merger.58

--------

58       Merger Policy Statement, FERC Stats. & Regs. at 30,124-25.

     Applicants assert that the merger will have no effect on state and federal regulation.59 They maintain that because each company will continue under the merger as separate utility operating companies, each of the states that currently regulate their retail rates will continue to do so. Likewise, the wholesale power sales and transmission services of each of the companies will continue to be regulated by the Commission.

--------

59   Application at 24-25.

     Applicants also note that the merger would add a new layer of regulation because the SEC Bill have jurisdiction over Conectiv. However, in response to the Commission's concern under the holding of Ohio Power Co. v. FERC, 954 F.2d 779 (D.C. Cir. 1992), cert. denied, 498 U.S. 73 (1992), Applicants commit as a condition of approval of the merger that, for Commission ratemaking purposes, they will follow the Commission's policy regarding the treatment of costs and revenues associated with intra-company services.60

--------

60 Id. The Commission's intra-corporate transactions policy, with respect to non-power goods and services, requires that: (1) affiliates or associates of a public utility not sell non-power goods and services to the public utility at a price above market price; and (2) sales of non-power goods and services by a public utility to its affiliates or associates be at the public utility's cost for such goods and services or the market value for such goods and services, whichever is higher. See, e.g., Duke/Louis Dreyfus L.L.C., 73 FERC P. 61,309 at 61,868-69 (1995), order on reh'g, 75 FERC P.
     61,261 (1996).

     We note that the state commissions that have intervened have not raised concerns regarding the merger's effect on their regulation. Applicants have represented that the merger required approval from at least three of the four states in which retail operations are conducted.61 Accordingly, we are satisfied that the proposed merger will not have an adverse impact on regulation.

--------

61 Application, Exh. No. ___ (PSG-5) at 2. Applicants acknowledge that approval is needed from New Jersey, Delaware, and Virginia. They state that the Maryland Commission has asserted that it has the power to review the merger agreement, and has in fact issued an order approving the merger on July 16, 1997.

     F. Proposed Accounting Treatment

     We stated in the Merger Policy Statement that proper accounting is a requirement for all mergers.62 Applicants propose use of the purchase method of accounting for the merger, since, according to Applicants, the merger fails to qualify for pooling of interests treatment under Generally Accepted Accounting Principles. Applicants state that the assets recorded by Atlantic City Electric and Delmarva will remain at the same values as before the merger and each company will continue to issue separate financial statements. Applicants propose to account for any merger acquisition premium (goodwill) on the books of Conectiv, and not "push down" any portion of it to the books of Atlantic City Electric or Delmarva.63 We have no basis to dispute Applicants' claim that this business combination qualifies for "purchase" accounting, and will therefore approve its use. Applicants proposal to account for the acquisition premium on the books of Conectiv is also acceptable and consistent with our action in Entercv Services. Inc. and Gulf States Utilities Company, 65 FERC P. 61,332 at 62,532-540 (1993).

--------

62   Merger Policy Statement, FERC Stats. & Regs. at 30,126.

63 Applicants reserve the right to seek rate recovery of the acquisition premium in future rate proceedings. No rate recovery is being sought in this proceeding.

     Applicants state that they will incur approximately $72 million of merger related costs. Delmarva is deferring the direct merger transaction costs it incurs in Account 186 (Miscellaneous Deferred Debits), and will transfer them to Conectiv (as a component of the cost to acquire Atlantic City Electric) at the time of the merger. Atlantic Energy is charging the direct merger transaction costs it incurs to expense as incurred.64 None of the direct merger transaction costs are being included in current utility operating expenses.65 Both Delmarva and Atlantic City Electric are charging the indirect merger costs to operating expense as incurred.66 We believe the proposed accounting for merger related costs is reasonable.67

--------

64 Answer of Atlantic City Electric Company and Delmarva Power & Light Company to Motions for Interventions and Other Relief at 37-38.

65 Old Dominion expressed concern that Delmarva's deferral of the direct transaction costs will allow Delmarva to pass them on to Old Dominion under its rate formula. Applicants correctly note, however, that none of the direct transaction costs will be charged to ratepayers unless the Commission subsequently grants Delmarva approval to recover the merger acquisition premium.

66   Answer at 38.

67 The Applicants should submit their accounting to effect the merger to the Commission in accordance with the requirements of Account 102 (Electric Plant Purchased or Sold). 18 C.F.R. Part 101, Account 102 (1996).

     We note that a separate service company subsidiary of Conectiv will be established to provide common or shared services to the utility and other subsidiaries of Conectiv. The Commission will require Applicants to maintain records of service company billings in sufficient detail to ensure that such charges are classified in the proper accounts and that the amounts of such billings are fully supported and justified.68

--------

68 See General Instruction No. 14, Transactions with Associated Companies, 18 C.F.R. Part 101 (1997).

The Commission orders:

     (A) The Applicants' proposed commitments are hereby accepted.

     (B)  The  Applicants'   proposed  merger,   disposition  of  jurisdictional
facilities and accounting treatment are hereby approved.

     (C) The late motion to intervene of ELCON, AISI, and Delaware Users is hereby granted.

     (D) The Commission retains authority under section 203(b) of the FPA to issue supplemental orders as appropriate.

     (E) The foregoing authorization is without prejudice to the authority of this Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates, determinations of cost, or any other matter whatsoever now pending or which may come before this Commission.

     (F) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

     (G) The Applicants should promptly notify the Commission when the merger is consummated.

By the Commission.

( S E A L )

					     /s/

                                             Lois D. Cashell,
                                               Secretary.